UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod 71111, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On March 3, 2008, NUR Macroprinters Ltd. (the “Company”) issued a press release titled “NUR Macroprinters Finalizes Sale of its Business to HP,” announcing the completion of the sale of the Company’s business to Hewlett-Packard Company and the departure of the Company’s President and Chief Executive Officer, Mr. David Reis. The press release was re-issued with several corrections following its publication. The text of the press release, as corrected, is attached hereto as Exhibit 1.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ Yosef Zylberberg —————————————— Yosef Zylberberg Chief Operating Officer and Chief Financial Officer

Dated: March 4, 2008